Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors
United Natural Foods, Inc.:
We consent to the use of our report dated September 24, 2018, with respect to the consolidated balance sheets of United Natural Foods, Inc. as of July 28, 2018 and July 29, 2017, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended July 28, 2018, and the related notes (collectively, the “United Natural Foods, Inc. consolidated financial statements”), and the effectiveness of internal control over financial reporting as of July 28, 2018, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.
/s/ KPMG LLP

Providence, Rhode Island
March 28, 2019